Exhibit 99.8

Press Release

First quarter 2021 results

With results of more than $3 billion,

Total fully benefits from rebound in hydrocarbon prices

LNG and renewables represent one-third of results

	1Q21	1Q20	Change	1Q19	Change
			vs 1Q20		vs 1Q19
Oil price - Brent ($/b)	61.1	50.1	+22%	63.1	-3%
Average price of LNG ($/Mbtu)	6.1	6.3	-4%	7.2	-16%
Variable cost margin - Refining Europe, VCM ($/t)	5.3	26.3	-80%	33.0	-84%
Adjusted net income (Group share)[1]
- in billions of dollars (B$)	3.0	1.8	69%	2.8	+9%
- in dollars per share	1.10	0.66	+68%	1.02	+8%
DACF[1] (B$)	5.8	4.3	+34%	6.3	-8%
Cash Flow from operations (B$)	5.6	1.3	x4.3	3.6	+54%
Net income (Group share) of 3.3 B$ in 1Q21
Net-debt-to-capital ratio of 19.5% at March 31, 2021 vs. 21.7% at December 31, 2020[2]
Hydrocarbon production of 2,863 kboe/d in 1Q21, a decrease of 7% compared to 1Q20
First 2021 interim dividend set at 0.66 €/share

Paris, April 29, 2021 - The Board of Directors of Total SE, meeting on April 28, 2021, under the chairmanship of Chairman and Chief Executive Officer Patrick Pouyanné, approved the Group's first quarter 2021 accounts. On this occasion, Patrick Pouyanné said:

« In the first quarter, the Group fully benefited from rising oil and gas prices, up 38% and 24%, respectively quarter-to-quarter, and its strategy to grow LNG and Renewables and Electricity.

The Group reported adjusted net income of $3 billion, above the pre-crisis first quarter of 2019, despite a less favorable environment by taking advantage of the action plans implemented during the crisis. Cash flow (DACF) increased to $5.8 billion and gearing already decreased to less than 20% in the first quarter of 2021, validating the strategy of resilience and maintaining the dividend driven by the Board of Directors during the 2020 crisis. The Board of Directors confirms the objective of anchoring the Group's gearing sustainably below 20%. The organic cash breakeven was less than $25/b in the first quarter.

The iGRP segment reported adjusted net operating income of $1 billion, the highest in its history, and generated cash flow of more than $1 billion, thanks to growing LNG sales and the positive contribution from Renewables and Electricity, which had an EBITDA of nearly $350 million. Over the past year, gross installed renewable power generation capacity grew from 3 GW to 7.8 GW, renewable power production more than doubled, net power production increased by more than 60% and the Group now has more than 5 million customers in France. With more than $2 billion invested in renewables, including the acquisition of a 20% stake in Adani Green Energy Ltd in India, in the first quarter of 2021, the Group is accelerating its transformation into a broad energy company.

With an adjusted net operating income of $2 billion, Exploration & Production fully captured the higher oil price and provided a strong cash flow contribution of $3.8 billion. Given the OPEC+ quota implementation, the Group’s production, as announced, increased slightly to 2.86 Mboe/d (0.8%). With the launch of the Lake Albert project in Uganda and Tanzania, the Group is implementing its strategy to invest in resilient low-breakeven projects that reduce the carbon intensity of its portfolio.

The improved Upstream environment contrasts with depressed European refining margins, down 80% from a year ago, reflecting weak demand for petroleum products of 13 Mb/d in the first quarter 2021 versus 15 Mb/d a year earlier. Downstream adjusted net operating income was more than $500 million, supported by strong petrochemicals performance and resilient Marketing & Services.

Strengthened by these excellent results and confident in the fundamentals of the Group, the Board of Directors decided to distribute a first interim dividend for fiscal year 2021 stable at €0.66 / share. »

1 Definition page 3.

2 Excluding leases.

Highlights3

Sustainability

•	Total's Board of Directors takes the initiative to submit a resolution on the Company's ambition for sustainable development and energy transition toward carbon neutrality
•	Consistent with its climate policy, the Group withdraws from the American Petroleum Institute
•	Inauguration of L’Industreet, a campus for training young people in the industry profession, Total's flagship action for social responsibility in France

Renewables and Electricity

•	Acquired in India 20% of Adani Green Energy Limited (AGEL), the largest solar developer in the world
•	Secured with Macquarie rights to seabed lease to jointly develop 1.5 GW offshore wind project in the UK
•	Acquired 4 GW portfolio of solar and energy storage projects in the US
•	Partnered with Microsoft to support digital innovation and carbon neutrality goals
•	Signed major green power sale agreement to Orange to develop 80 MW of solar farms in France
•	Farmed down 50% of two renewables portfolios in France representing close to 340 MW

LNG

•	Declaration of force majeure on Mozambique LNG project considering the security situation in the northern Cabo Delgado
•	Signed agreements with Shenergy Group for the supply of up to 1.4 Mt/y of LNG in China
•	Obtained supplier license for marine bunker LNG in Singapore
•	Signed technical collaboration agreement with Siemens Energy to reduce CO2 emissions related to LNG

Upstream

•	Signed definitive agreements enabling the launch of Tilenga and Kingfisher upstream oil projects and construction of East African Crude Oil Pipeline in Uganda and Tanzania
•	Published societal and environmental studies relating to the Tilenga and EACOP projects in Uganda and Tanzania

Downstream

•	Started production of sustainable aviation fuel in France at the La Mède biorefinery and at the Oudalle facility (Seine-Maritime)

Carbon Capture

•	Investment to plant 40,000-hectare forest in Republic of Congo that will create a carbon sink to sequester more than 10 million tons of CO2 over 20 years
•	Creation of the joint-venture development of the Northern Lights CO2 sequestration project in the northern North Sea

3 Certain transitions referred to in the highlights are subject to approval by authorities or to conditions as per the agreements.

Key figures from Total’s consolidated financial statements4

In millions of dollars, except effective tax rate,	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
earnings per share and number of shares				1Q20		1Q19
Adjusted net operating income from business segments	3,487	1,824	2,300	+52%	3,413	+2%
Exploration & Production	1,975	1,068	703	x2.8	1,722	+15%
Integrated Gas, Renewables & Power	985	254	913	+8%	592	+66%
Refining & Chemicals	243	170	382	-36%	756	-68%
Marketing & Services	284	332	302	-6%	343	-17%
Contribution of equity affiliates to adjusted net income	520	367	658	-21%	614	-15%
Group effective tax rate[5]	34.6%	14.9%	30.0%		40.5%
Adjusted net income (Group share)	3,003	1,304	1,781	+69%	2,759	+9%
Adjusted fully-diluted earnings per share (dollars)[6]	1.10	0.46	0.66	+68%	1.02	+8%
Adjusted fully-diluted earnings per share (euros)*	0.91	0.39	0.60	+52%	0.90	+1%
Fully-diluted weighted-average shares (millions)	2,645	2,645	2,601	+2%	2,620	+1%

Net income (Group share)	3,344	891	34	x98.4	3,111	+7%

Organic investments[7]	2,379	3,432	2,523	-6%	2,784	-15%
Net acquisitions[8]	1,590	1,099	1,102	+44%	306	x5.2
Net investments[9]	3,969	4,531	3,625	+9%	3,090	+28%
Operating cash flow before working capital changes**[10]	5,366	4,498	3,765	+43%	5,774	-7%
Operating cash flow before working capital changes w/o financial charges (DACF)[11]	5,750	4,933	4,277	+34%	6,277	-8%
Cash flow from operations	5,598	5,674	1,299	x4.3	3,629	+54%

From 2019, data takes into account the impact of the IFRS16 “Leases” rule, effective January 1, 2019.

*	Average €-$ exchange rate: 1.2048 in the first quarter 2021.

**     1Q20 and 1Q19 data restated.

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 15.
[5]	Group effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[6]	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[7]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[8]	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 15).
[9]	Net investments = organic investments + net acquisitions (see page 15).
[10]	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

The inventory valuation effect is explained on page 18. The reconciliation table for different cash flow figures is on page 16.

[11]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

Key figures of environment and Group production

>	Environment* – liquids and gas price realizations, refining margins

	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Brent ($/b)	61.1	44.2	50.1	+22%	63.1	-3%
Henry Hub ($/Mbtu)	2.7	2.8	1.9	+46%	2.9	-5%
NBP ($/Mbtu)	6.8	5.6	3.1	x2.2	6.3	+7%
JKM ($/Mbtu)	10.0	8.0	3.6	x2.8	6.6	+50%
Average price of liquids ($/b) Consolidated subsidiaries	56.4	41.0	44.4	+27%	58.7	-4%
Average price of gas ($/Mbtu) Consolidated subsidiaries	4.06	3.31	3.35	+21%	4.51	-10%
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	6.08	4.90	6.32	-4%	7.20	-16%

Variable cost margin - Refining Europe, VCM ($/t)	5.3	4.6	26.3	-80%	33.0	-84%

*	The indicators are shown on page 19.

>	Production*

	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Hydrocarbon production (kboe/d)	2,863	2,841	3,086	-7%	2,946	-3%
Oil (including bitumen) (kb/d)	1,272	1,238	1,448	-12%	1,425	-11%
Gas (including condensates and associated NGL) (kboe/d)	1,591	1,603	1,638	-3%	1,521	+5%

Hydrocarbon production (kboe/d)	2,863	2,841	3,086	-7%	2,946	-3%
Liquids (kb/d)	1,508	1,483	1,699	-11%	1,629	-7%
Gas (Mcf/d)	7,400	7,406	7,560	-2%	7,167	+3%

*	Group production = E&P production + iGRP production

Hydrocarbon production was 2,863 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2021, a decrease of 7% year-on-year, comprised of:

•	-3% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan,
•	+2% due to resumption of production in Libya,
•	+2% due to the start-up and ramp-up of projects, notably North Russkoye in Russia, Culzean in the United Kingdom, Johan Sverdrup in Norway and Iara in Brazil,
•	-2% due to portfolio effect, notably the sales of assets in the United Kingdom and Block CA1 in Brunei,
•	-3% due to unplanned maintenance shut-downs notably in Norway,
•	-3% due to the natural decline of fields.

Analysis of business segments

Integrated Gas, Renewables & Power (iGRP)

>	Production and sales of Liquefied natural gas (LNG) and electricity

Hydrocarbon production for LNG	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
iGRP (kboe/d)	518	532	552	-6%	518	-
Liquids (kb/d)	64	65	73	-13%	66	-4%
Gas (Mcf/d)	2,476	2,549	2,611	-5%	2,460	+1%

Liquefied Natural Gas in Mt	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Overall LNG sales	9.9	10.0	9.8	+1%	7.7	+28%
incl. Sales from equity production*	4.4	4.3	4.7	-7%	3.8	+15%
incl. Sales by Total from equity production and third party purchases	7.9	8.0	7.8	+1%	6.0	+31%

*	The Group’s equity production may be sold by Total or by the joint ventures.

Despite hydrocarbon production for LNG in the first quarter of 2021, down 6% year-over-year, mainly due to the shutdown of the Snøhvit LNG plant following a fire at the end of September 2020, total LNG sales were stable in the first quarter of 2021.

Renewables & Electricity	1Q21	4Q20	1Q20	1Q21 vs
				1Q20
Portfolio of renewable power generation gross capacity to 2025 (GW) [1,2]	36.2	26.1	16.7	x2.2
o/w installed capacity	7.8	7.0	3.0	x2.6
o/w capacity in construction	5.1	4.1	2.2	x2.3
o/w capacity in development	23.3	15.0	11.5	x2
Gross capacity in development post-2025 [2]	4.0	2.5	0.4	x10
Gross renewables capacity with PPA (GW) [1,2]	21.2	17.5	8.3	x2.6
Portfolio of renewable power generation net capacity to 2025 (GW) [1,2]	28.0	17.9	11.5	x2.4
o/w installed capacity	3.8	3.1	1.2	x3.1
o/w capacity in construction	3.1	2.3	0.8	x3.8
o/w capacity in development	21.1	12.5	9.5	x2.2
Net capacity in development post-2025 [2]	2.1	1.4	0.3	x6.5
Net power production (TWh) [3]	4.7	4.3	2.9	+61%
incl. Power production from renewables	1.6	1.2	0.7	x2.3
Clients power - BtB and BtC (Million) [2]	5.7	5.6	4.2	+37%
Clients gas - BtB and BtC (Million) [2]	2.7	2.7	1.7	+58%
Sales power - BtB and BtC (TWh)	16.1	13.5	14.2	+13%
Sales gas - BtB and BtC (TWh)	36.2	31.5	33.5	+8%

Proportionnal EBITDA Renewables and Electricity (M$) [4]	344	179	250	+38%
incl. from renewables business	148	102	91	+62%

1 Includes 20% of Adani Green Energy Ltd gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

4 Group’s share (% interest) of EBITDA in Renewables and Electricity affiliates, regardless of consolidation method and including gains on asset sales.

EBITDA: “Earnings Before Interest, Tax, Depreciation and Amortization »

Gross installed renewable power generation capacity grew to 7.8 GW at the end of the first quarter 2021, in line with the target of 10 GW by end-2021.

The portfolio of power capacity in operation, in construction and in development for 2025 has more than doubled from a year ago. It grew by 10 GW in the first quarter 2021 to 36 GW gross and 28 GW net, including the 20% interest in Adani Green Energy Limited (AGEL) and the acquisition of a 4 GW portfolio of solar projects in the US.

Net electricity production was 4.7 TWh in the first quarter 2021, an increase of 61% year-over-year, notably due to doubling production from renewable sources and the acquisition of four CCGT in France and Spain in the fourth quarter 2020.

Sales of electricity and gas in the first quarter 2021 increased by 13% and 8%, respectively, compared to the first quarter 2020 thanks to the growth in the number of customers.

The Group’s share of EBITDA for the Renewables and Electricity activity was $344 million in the first quarter 2021, an increase of 38% year-on-year, driven by the growth in electricity production, mainly from renewables, and the number of gas and electricity customers.

>	Results

In millions of dollars	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Adjusted net operating income*	985	254	913	+8%	592	+66%
including income from equity affiliates	264	97	248	+6%	255	+4%

Organic investments	753	1,007	646	+17%	493	+53%
Net acquisitions	1,893	577	1,137	+66%	400	x4.7
Net investments	2,646	1,584	1,783	+48%	893	x3

Operating cash flow before working capital changes **	1,059	1,072	601	+76%	351	x3
Cash flow from operations ***	780	575	(489)	ns	892	-13%

*     Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial expenses, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects. 1Q20 and 1Q19 data restated (see note 10 on page 3).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was $985 million in the first quarter, a new record high. The year-on-year increase of 8%, despite the lower price of LNG, reflects the growing contribution of the Renewables and Electricity activity and good performance of trading.

Operating cash flow before working capital changes was $1,059 million in the first quarter 2021, an increase of 76% compared to the first quarter 2020, for the same reasons.

Exploration & Production

>	Production

Hydrocarbon production	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
EP (kboe/d)	2,345	2,309	2,534	-7%	2,428	-3%
Liquids (kb/d)	1,444	1,418	1,626	-11%	1,563	-8%
Gas (Mcf/d)	4,924	4,857	4,949	-1%	4,707	+5%

>	Results

In millions of dollars, except effective tax rate	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Adjusted net operating income*	1,975	1,068	703	x2.8	1,722	+15%
including income from equity affiliates	270	222	390	-31%	213	+27%
Effective tax rate**	41.0%	19.8%	59.6%		48.6%

Organic investments	1,279	1,569	1,572	-19%	1,958	-35%
Net acquisitions	(202)	548	(6)	ns	38	ns
Net investments	1,077	2,117	1,566	-31%	1,996	-46%

Operating cash flow before working capital changes ***	3,824	2,652	2,576	+48%	4,246	-10%
Cash flow from operations ***	3,736	3,046	3,923	-5%	3,936	-5%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Exploration & Production segment was $1,975 million in the first quarter 2021, nearly triple the first quarter 2020, due to the sharp rebound in oil and gas prices.

Operating cash flow before working capital changes increased by 48% year-over-year to $3,824 million in the first quarter 2021 for the same reasons.

Downstream (Refining & Chemicals and Marketing & Services)

>	Results

In millions of dollars	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Adjusted net operating income*	527	502	684	-23%	1,099	-52%

Organic investments	335	840	277	+21%	319	+5%
Net acquisitions	(103)	80	(30)	ns	(131)	ns
Net investments	232	920	247	-6%	188	+23%

Operating cash flow before working capital changes **	872	1,129	1,064	-18%	1,686	-48%
Cash flow from operations **	1,661	2,162	(1,582)	ns	(306)	ns

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Refining & Chemicals

>	Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Total refinery throughput (kb/d)	1,147	1,262	1,444	-21%	1,862	-38%
France	114	247	255	-55%	592	-81%
Rest of Europe	660	582	756	-13%	823	-20%
Rest of world	373	433	433	-14%	447	-17%
Utlization rate based on crude only**	58%	60%	69%		89%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year, excluding Grandpuits from 2021, definitively shut down first quarter 2021.

Petrochemicals production and utilization rate	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Monomers* (kt)	1,405	1,486	1,386	+1%	1,393	+1%
Polymers (kt)	1,165	1,291	1,202	-3%	1,297	-10%
Vapocracker utilization rate**	87%	90%	83%		87%

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes fell by 21% in the first quarter 2021 compared to a year ago due to the voluntary economic shutdown of the Donges refinery given the low margins, the shutdown of the Grandpuits refinery before its conversion to a zero-oil platform and the sale of the Lindsey refinery in the United Kingdom. The temporary shutdown of the Port Arthur platform in the US due to Storm Uri also contributed to the decline.

Production of monomers and polymers was stable compared to a year ago. The effect of strong demand was partially offset by the temporary shutdown of facilities in the US due to Storm Uri in Texas.

>	Results

In millions of dollars	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Adjusted net operating income*	243	170	382	-36%	756	-68%

Organic investments	222	448	168	+32%	240	-8%
Net acquisitions	(57)	(2)	(36)	ns	(124)	ns
Net investments	165	446	132	+25%	116	+42%

Operating cash flow before working capital changes **	394	560	674	-42%	1,104	-64%
Cash flow from operations **	996	1,514	(1,183)	ns	(538)	ns

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment fell by 36% year-on-year to $243 million in the first quarter 2021. The drop was driven by European refining margins, which are still very poor, due to high oil prices and weak demand, particularly for distillates, due to reduced aviation activity.

Operating cash flow before working capital changes fell by 42% year-on-year to $394 million in the first quarter 2021 for the same reasons.

Cash flow from operations increased by $2,179 million to $996 million in the first quarter 2021 notably due to the decrease in working capital in the first quarter 2021, despite the low first quarter 2020 inventory values that reflected the sharp drop in oil prices.

Marketing & Services

>	Petroleum product sales

Sales in kb/d*	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Total Marketing & Services sales	1,442	1,509	1,656	-13%	1,836	-21%
Europe	776	828	906	-14%	1,012	-23%
Rest of world	666	681	750	-11%	824	-19%
* Excludes trading and bulk refining sales

Petroleum product sales volumes decreased by 13% year-over-year because of the Covid-19 pandemic-related lockdowns and the 50% drop in aviation activity.

>	Results

In millions of dollars	1Q21	4Q20	1Q20	1Q21 vs	1Q19	1Q21 vs
				1Q20		1Q19
Adjusted net operating income*	284	332	302	-6%	343	-17%

Organic investments	113	392	109	+4%	80	+41%
Net acquisitions	(46)	82	6	ns	(8)	ns
Net investments	67	474	115	-42%	72	-7%

Operating cash flow before working capital changes **	478	569	390	+23%	582	-18%
Cash flow from operations **	665	648	(399)	ns	232	x2.9

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases

Adjusted net operating income was $284 million in the first quarter 2021, a decrease of 6% compared to a year ago, mainly due to lower worldwide sales volumes for the reasons indicated above.

Operating cash flow before working capital changes was $478 million in the first quarter 2021, an increase of 23%, notably due to the negative impact in the first quarter 2020 of the revaluation of futures contracts.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was $3,487 million in the first quarter 2021, an increase of 52% year-on-year due to the increase in oil and gas prices.

>	Adjusted net income (Group share)

Adjusted net income (Group share) was $3,003 million in the first quarter 2021 compared to $1,781 million in the first quarter 2020, an increase of 69%, due to the increase in oil and gas prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value12.

Total net income adjustments13 were $341 million in the first quarter 2021, comprised of a positive stock effect of close to $700 million, restructuring charges related to voluntary departures in France and Belgium and an impairment related to end of the Qatargas 1 contract.

The effective tax rate for the Group was 34.6% in the first quarter 2021 versus 30% in the first quarter 2020.

>	Adjusted earnings per share

Adjusted fully-diluted earnings per share was $1.10 in the first quarter 2021, calculated based on 2,645 million weighted-average shares, versus $0.66 in the first quarter 2020.

>	Acquisitions - asset sales

Acquisitions were $2,208 million in the first quarter 2021 and include notably the acquisition for $2 billion of a 20% interest in the renewable energy project developer in India, Adani Green Energy Limited.

Asset sales were $618 million in the first quarter 2021 and include notably the 50% farm down in France of a portfolio of renewable projects with total capacity of 285 MW (100%), the sale of a 10% interest in the onshore OML 17 block in Nigeria, a price supplement to the sale of Block CA1 in Brunei and the disposal of the Lindsey refinery in the United Kingdom.

>	Net cash flow

Net cash flow14 for the Group was $1,397 million in the first quarter 2021 compared to $140 million in the first quarter 2020, which takes into account the increase in operating cash flow before changes in working capital to $5,366 million from $3,765 million and stable net investments of $3,969 million in the first quarter 2021 compared to $3,625 million a year ago.

12 Adjustment items shown on page 18.

13 Details shown on page 15 and in the appendix to the financial statements.

14 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

>	Profitability

The return on equity was 4.9% for the twelve months ended March 31, 2021.

In millions of dollars	April 1, 2020 March 31, 2021	January 1, 2020 December 31, 2020	April 1, 2019 March 31, 2020

Adjusted net income	5,330	4,067	11,079

Average adjusted shareholders' equity	109,135	110,643	113,607

Return on equity (ROE)	4.9%	3.7%	9.8%

The return on average capital employed was 4.6% for the twelve months ended March 31, 2021.

In millions of dollars	April 1, 2020 March 31, 2021	January 1, 2020 December 31, 2020	April 1, 2019 March 31, 2020

Adjusted net operating income	6,915	5,806	13,032

Average capital employed	148,777	145,723	150,418

ROACE	4.6%	4.0%	8.7%

Total SE accounts

Net income for Total SE, the parent company, was €1,472 million in the first quarter 2021 compared to €1,718 in the first quarter 2020.

2021 Sensitivities*

		Estimated impact on	Estimated impact on
	Change	adjusted	cash flow from
		net operating income	operations

Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$

Average liquids price**	+/- 10 $/b	+/- 2.7 B$	+/- 3.2 B$

European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.3 B$	+/- 0.25 B$

Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 19.

**	In a 50 $/b Brent environment.

Summary and outlook

Supported by the OPEC+ active policy to reduce inventories by adapting supply to demand, the oil price has remained above $60/b since the beginning of February 2021. However, the oil environment remains volatile and dependent on the global demand recovery, still affected by the Covid-19 pandemic.

The Group maintains its expectation for stable hydrocarbon production in 2021 compared to 2020, benefiting from the resumption of production in Libya.

Total anticipates that the increase in the oil price observed in the first quarter will have a positive impact on its average LNG selling price over the next six months, given the lag effect on pricing formulas.

Given the high level of distillate inventories, European refining margins remain fragile.

Faced with uncertainties in the environment, the Group maintains spending discipline with an operating cost savings target of $0.5 billion in 2021 and production costs close to $5/boe. Net investments are expected to be between $12-13 billion in 2021, half to maintain the Group's activities and half for growth. Nearly 50% of these growth investments will be allocated to renewables and electricity.

The Group's teams are fully committed to the four priorities of HSE including the objectives in terms of CO2 emission reductions, operational excellence, cost reduction and cash flow generation.

In a 2021 hydrocarbon price environment maintained at the level of the first quarter (Brent at $60/b, European gas at $6/Mbtu), and with European refining margins at $10-15/t, the Group would expect to generate cash flow (DACF) on the order of $24 billion and a return on capital employed of close to 10%.

The Group confirms its priorities in terms of cash flow allocation: investing in profitable projects to implement its strategy to transform the Group into a broad-energy company, supporting the dividend through economic cycles, and maintaining a solid balance sheet with a minimum long-term “A” rating, by deleveraging to anchor the net debt-to-capital ratio sustainably below 20%.

* * * * *

To listen to the conference call with CFO Jean-Pierre Sbraire today at 13:30 (Paris time) please log on to total.com or call +44 (0) 203 009 5709 in Europe or +1 646 787 1226 in the United States (code: 3046396). The conference replay will be available on total.com after the event.

* * * * *

Total contacts

Media Relations:	+33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations:	+44 (0) 207 719 7962 l ir@total.com

Operating information by segment

>	Group production (Exploration & Production + iGRP)

Combined liquids and gas	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
production by region (kboe/d)

Europe and Central Asia	1,050	1,059	1,097	-4%	990	+6%
Africa	551	566	701	-21%	697	-21%
Middle East and North Africa	651	598	681	-4%	686	-5%
Americas	376	382	372	+1%	373	+1%
Asia-Pacific	235	236	235	-	201	+17%

Total production	2,863	2,841	3,086	-7%	2,946	-3%

includes equity affiliates	729	727	753	-3%	709	+3%

Liquids production by region (kb/d)	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Europe and Central Asia	374	378	404	-7%	352	+6%
Africa	415	427	555	-25%	540	-23%
Middle East and North Africa	499	454	516	-3%	522	-4%
Americas	179	181	178	+1%	177	+1%
Asia-Pacific	41	43	47	-13%	39	+5%

Total production	1,508	1,483	1,699	-11%	1,629	-7%

includes equity affiliates	201	200	214	-6%	217	-7%

Gas production by region (Mcf/d)	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Europe and Central Asia	3,636	3,666	3,734	-3%	3,426	+6%
Africa	693	701	746	-7%	795	-13%
Middle East and North Africa	843	809	912	-8%	905	-7%
Americas	1,100	1,126	1,092	+1%	1,101	-
Asia-Pacific	1,128	1,104	1,076	+5%	940	+20%

Total production	7,400	7,406	7,560	-2%	7,167	+3%

includes equity affiliates	2,855	2,851	2,905	-2%	2,656	+8%

> Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Europe	1,488	1,651	1,771	-16%	2,022	-26%
Africa	667	628	683	-2%	658	+1%
Americas	772	794	766	+1%	839	-8%
Rest of world	495	547	444	+11%	616	-20%

Total consolidated sales	3,422	3,619	3,663	-7%	4,135	-17%

Includes bulk sales	331	458	497	-33%	557	-41%

Includes trading	1,648	1,652	1,510	+9%	1,742	-5%

Petrochemicals production* (kt)	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Europe	1,346	1,381	1,272	6%	1,416	-5%
Americas	510	662	664	-23%	614	-17%
Middle East and Asia	714	735	652	+9%	660	+8%

*	Olefins, polymers

>	Renewables

		1Q21				4Q20
Installed power generation gross capacity	Solar	Onshore	Other	Total	Solar	Onshore	Other	Total
(GW) [1,2]		Wind				Wind
France	0.4	0.5	0.1	1.0	0.4	0.5	0.1	1.0
Rest of Europe	0.1	0.8	0.1	1.0	0.1	0.8	0.1	1.0
Africa	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.3	0.3	0.0	0.0	0.3
North America	0.8	0.0	0.0	0.8	0.6	0.0	0.0	0.6
South America	0.2	0.1	0.0	0.3	0.2	0.1	0.0	0.2
India	3.4	0.1	0.0	3.5	3.3	0.0	0.0	3.3
Asia-Pacific	0.7	0.0	0.0	0.7	0.5	0.0	0.0	0.5

Total	6.1	1.5	0.1	7.8	5.6	1.3	0.1	7.0

		1Q21						4Q20
Power generation gross capacity from
renewables in construction to 2025	Solar	Onshore	Offshore	Other	Total	Solar	Onshore	Offshore	Other	Total
(GW) [1,2]		Wind	Wind				Wind	Wind
France	0.3	0.0	0.0	0.1	0.4	0.3	0.0	0.0	0.0	0.3
Rest of Europe	0.1	0.3	1.1	0.0	1.5	0.1	0.3	1.1	0.0	1.5
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	0.3	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.1
South America	0.2	0.2	0.0	0.0	0.3	0.2	0.3	0.0	0.0	0.4
India	0.9	0.4	0.0	0.0	1.3	0.5	0.0	0.0	0.0	0.5
Asia-Pacific	0.4	0.0	0.0	0.0	0.5	0.5	0.0	0.0	0.0	0.5
Total	2.9	0.9	1.1	0.1	5.1	2.3	0.6	1.1	0.1	4.1

			1Q21					4Q20
Power generation gross capacity from
renewables in development to 2025	Solar	Onshore	Offshore	Other	Total	Solar	Onshore	Offshore	Other	Total
(GW) [1,2]		Wind	Wind				Wind	Wind
France	3.2	1.0	0.0	0.0	4.2	3.5	1.0	0.0	0.1	4.6
Rest of Europe	5.2	0.3	0.4	0.0	5.9	5.1	0.3	0.4	0.0	5.7
Africa	0.1	0.1	0.0	0.0	0.2	0.1	0.1	0.0	0.0	0.2
Middle East	0.2	0.0	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.1
North America	3.4	0.2	0.0	0.7	4.2	0.6	0.3	0.0	0.0	0.9
South America	0.8	0.8	0.0	0.0	1.6	0.5	0.3	0.0	0.0	0.9
India	6.2	0.1	0.0	0.0	6.2	1.6	0.0	0.0	0.0	1.6
Asia-Pacific	0.8	0.0	0.0	0.0	0.8	0.9	0.0	0.0	0.0	0.9
Total	19.8	2.5	0.4	0.7	23.3	12.5	2.0	0.4	0.1	15.0

1 Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

2 End-of-period data.

	In operation			In construction					In development
Gross renewables capacity covered by	Solar	Onshore	Total	Solar	Onshore	Offshore	Total	Solar	Onshore	Offshore	Total
PPA at 31 March 2021 (GW)		Wind			Wind	Wind			Wind	Wind
Europe	0.6	1.3	1.9	0.3	0.3	0.8	1.4	3.8	0.3	X	4.2
Asia	4.4	X	4.5	2.2	0.4	-	2.6	4.0	X	-	4.0
North America	0.8	X	0.8	X	X	-	0.2	0.3	X	-	0.3
Rest of World	0.3	X	0.5	X	X	-	0.4	0.2	X	-	0.3
total	6.0	1.5	7.6	2.8	0.9	0.8	4.5	8.3	0.6	X	8.9

	In operation			In construction					In development
PPA average price at 31 march 2021	Solar	Onshore	Total	Solar	Onshore	Offshore	Total	Solar	Onshore	Offshore	Total
($/MVh)		Wind			Wind	Wind			Wind	Wind
Europe	242	123	159	68	94	61	68	44	72	X	49
Asia	88	X	87	46	49	-	47	40	X	-	40
North America	156	X	159	X	X	-	57	32	X	-	54
Rest of World	105	X	105	X	X	-	45	89	X	-	123
total	113	115	113	48	66	61	55	42	87	X	46

Adjustment items to net income (Group share)

In millions of dollars	1Q21	4Q20	1Q20	1Q19

Special items affecting net income (Group share)	(342)	(683)	(334)	(14)

Gain (loss) on asset sales	-	104	-	-
Restructuring charges	(161)	(194)	(80)	(2)
Impairments	(144)	(71)	-	-
Other	(37)	(522)	(254)	(12)

After-tax inventory effect : FIFO vs. replacement cost	689	224	(1,414)	388

Effect of changes in fair value	(6)	46	1	(22)

Total adjustments affecting net income	341	(413)	(1,747)	352

Investments - Divestments

In millions of dollars	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Organic investments ( a )	2,379	3,432	2,523	-6%	2,784	-15%
capitalized exploration	243	214	135	+80%	232	+5%
increase in non-current loans	292	355	279	+5%	130	x2.2
repayment of non-current loans,	(96)	(212)	(117)	ns	(134)	ns
excluding organic loan repayment from equity affiliates
change in debt from renewable projects (Group share)	(167)	(46)	(105)	ns	-	ns

Acquisitions ( b )	2,208	1,538	1,644	+34%	669	x3.3

Asset sales ( c )	618	439	542	+14%	363	+70%
change in debt from renewable projects (partner share)	100	15	61	64%	-	ns
Other transactions with non-controlling interests ( d )	-	-	-	ns	-	ns

Net investments ( a + b - c - d )	3,969	4,531	3,625	+9%	3,090	+28%

Organic loan repayment from equity affiliates ( e )	(30)	(77)	7	ns	-	ns

Change in debt from renewable projects financing * ( f )	267	61	166	+61%	-	ns

Capex linked to capitalized leasing contracts ( g )	22	39	24	-8%	-	ns

Cash flow used in investing activities ( a + b - c + e + f -g)	4,184	4,476	3,774	+11%	3,090	+35%

*	Change in debt from renewable projects (Group share and partner share).

Cash flow

In millions of dollars	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Operating cash flow before working capital changes w/o
financials charges (DACF)	5,750	4,933	4,277	+34%	6,277	-8%
Financial charges	(384)	(436)	(512)	ns	(503)	ns
Operating cash flow before working capital changes ( a ) *	5,366	4,498	3,765	+43%	5,774	-7%
(Increase) decrease in working capital **	(555)	976	(633)	ns	(2,711)	ns
Inventory effect	883	308	(1,796)	ns	566	+56%
capital gain from renewable projects sale	(66)	(32)	(44)	ns	-	ns
Organic loan repayment from equity affiliates	(30)	(77)	7	ns	-	ns

Cash flow from operations	5,598	5,674	1,299	x4.3	3,629	+54%

Organic investments ( b )	2,379	3,432	2,523	-6%	2,784	-15%

Free cash flow after organic investments,	2,987	1,066	1,242	x2.4	3,249	-8%
w/o net asset sales ( a - b )

Net investments ( c )	3,969	4,531	3,625	+9%	3,090	+28%

Net cash flow ( a - c )	1,397	(33)	140	x10	2,943	-53%

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Gearing ratio

In millions of dollars	03/31/2021	31/12/2020	03/31/2020	03/31/2019

Current borrowings *	19,279	15,893	17,361	12,998
Other current financial liabilities	351	203	604	651
Current financial assets *	(4,492)	(4,519)	(6,870)	(3,373)
Net financial assets classified as held for sale	-	313	-	227
Non-current financial debt *	44,842	52,467	42,461	38,264
Non-current financial assets *	(2,669)	(3,762)	(993)	(587)
Cash and cash equivalents	(30,285)	(31,268)	(21,634)	(25,432)

Net debt (a)	27,026	29,327	30,929	22,748

Shareholders’ equity - Group share	109,295	103,702	112,006	117,993
Non-controlling interests	2,390	2,383	2,428	2,365

Shareholders' equity (b)	111,685	106,085	114,434	120,358

Net-debt-to-capital ratio = a / (a+b)	19.5%	21.7%	21.3%	15.9%

Leases (c)	7,747	7,812	7,309	6,991
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	23.7%	25.9%	25.0%	19.8%
* Excludes leases receivables and leases debts.

Return on average capital employed

>	Twelve months ended March 31, 2021

	Integrated Gas,	Exploration &	Refining &	Marketing &
In millions of dollars	Renewables &	Production	Chemicals	Services	Group
	Power
Adjusted net operating income	1,850	3,635	900	1,206	6,915
Capital employed at 03/31/2020*	44,236	85,622	12,878	8,764	152,374
Capital employed at 03/31/2021*	48,423	78,170	10,403	8,198	145,180

ROACE	4.0%	4.4%	7.7%	14.2%	4.6%

>	Twelve months ended December 31, 2020

	Integrated Gas,	Exploration &	Refining &	Marketing &
In millions of dollars	Renewables &	Production	Chemicals	Services	Group
	Power
Adjusted net operating income	1,778	2,363	1,039	1,224	5,806
Capital employed at 12/31/2019*	41,549	88,844	12,228	8,371	148,828
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793	142,617

ROACE	4.1%	2.8%	8.8%	14.3%	4.0%

>	Twelve months ended March 31, 2020

	Integrated Gas,	Exploration &	Refining &	Marketing &
In millions of dollars	Renewables &	Production	Chemicals	Services	Group
	Power
Adjusted net operating income	2,710	6,490	2,629	1,612	13,032
Capital employed at 03/31/2019*	37,235	90,051	13,153	8,255	148,463
Capital employed at 03/31/2020*	44,236	85,622	12,878	8,764	152,374

ROACE	6.7%	7.4%	20.2%	18.9%	8.7%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the first quarter of 2021 from the consolidated financial statements of TOTAL SE as of March 31, 2021. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the Total website total.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on the Group’s business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TOTAL is provided in the most recent version of the Universal Registration Document which is filed by the Company with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TOTAL, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.